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                           FRISCH'S RESTAURANTS, INC.

                           OFFER TO PURCHASE FOR CASH
                   UP TO 1,000,000 SHARES OF ITS COMMON STOCK
                        AT A PURCHASE PRICE NOT GREATER
                   THAN $17.00 NOR LESS THAN $15.00 PER SHARE

  THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT,
           EASTERN DAYLIGHT SAVINGS TIME, ON FRIDAY, AUGUST 8, 1997,
                         UNLESS THE OFFER IS EXTENDED.

                                                                   July 14, 1997

TO:  Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

     We are enclosing the material listed below relating to the offer of Frisch's Restaurants, Inc., an Ohio corporation (the "Company"), to purchase for cash up to 1,000,000 shares of its common stock, no par value (the "Shares"), at prices not greater than $17.00 nor less than $15.00 per Share, as specified by tendering shareholders, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 14, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer").

     The Company will determine a single per Share price (not greater than $17.00 nor less than $15.00 per Share), net to the seller in cash, that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer (the "Purchase Price"), taking into account the number of Shares so tendered and the prices specified by tendering shareholders, so that each shareholder receives the highest price paid to any other shareholder pursuant to the Offer. The Company will select the lowest Purchase Price that will allow it to purchase 1,000,000 Shares (or such lesser number of Shares as are validly tendered at prices not greater than $17.00 nor less than $15.00 per Share) validly tendered and not withdrawn pursuant to the Offer. All Shares acquired in the Offer will be acquired at the Purchase Price. The Company will purchase for cash, net to the seller, all Shares validly tendered at prices at or below the Purchase Price and not withdrawn, upon the terms and subject to the conditions of the Offer, including the proration terms described in the Offer to Purchase. Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of proration will be returned. The Company reserves the right, in its sole discretion, to purchase more than 1,000,000 Shares pursuant to the Offer. See Sections 1 and 14 of the Offer to Purchase.

     As described in the Offer to Purchase, if more than 1,000,000 Shares (or such greater number of Shares as the Company may elect to purchase) have been validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date (as defined in Section 1 of the Offer to Purchase), the Company will purchase such Shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date on a pro rata basis with adjustments to avoid purchases of fractional shares.

     THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 5 OF THE OFFER TO PURCHASE.

     For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

          1. The Offer to Purchase.

          2. The Letter of Transmittal for your use and for the information of your clients.

          3. A letter to shareholders of the Company from Jack C. Maier,
     Chairman of the Board of Directors, and Craig F. Maier, President and Chief Executive Officer of the Company.
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          4. The Notice of Guaranteed Delivery to be used to accept the Offer if the Share certificate(s) and all other required documents cannot be delivered to the Depositary by the Expiration Date or if the procedure for book-entry transfer cannot be completed on a timely basis (each as defined in the Offer to Purchase).

          5. A letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space for obtaining such clients' instructions with regard to the Offer.

          6. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 providing information relating to backup federal income tax withholding.

     WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, EASTERN DAYLIGHT SAVINGS TIME, ON FRIDAY, AUGUST 8, 1997, UNLESS THE OFFER IS EXTENDED.

     The Company will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer other than fees paid to the Dealer Manager, the Information Agent or the Depositary as described in the Offer to Purchase. The Company will however, upon request, reimburse you for reasonable and customary handling and mailing expenses incurred by you in forwarding the enclosed materials relating to the Offer to the beneficial owners of Shares held by you as a nominee or in a fiduciary capacity. The Company will pay or cause to be paid any stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, except as otherwise provided in Instruction 7 of the Letter of Transmittal and the Offer to Purchase.

     In order to take advantage of the Offer, a duly executed and properly completed Letter of Transmittal and other required documents should be sent to the Depositary with either certificate(s) representing the tendered Shares or confirmation of their book-entry transfer, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase. Shareholders whose certificate(s) for Shares cannot be delivered to the Depositary or who cannot comply with the procedure for book-entry transfer on a timely basis or whose other required documentation cannot be delivered to the Depositary by the Expiration Date must tender Shares by following the procedures for guaranteed delivery set forth in Section 2 of the Offer to Purchase.

     Any questions or requests for assistance or additional copies of the enclosed materials may be directed to the Dealer Manager or the Information Agent at their respective addresses and telephone numbers set forth on the back cover of the enclosed Offer to Purchase.

                                          Very truly yours,

                                          FRISCH'S RESTAURANTS, INC.
Enclosures

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON THE AGENT OF THE COMPANY OR ANY OF ITS AFFILIATES, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.